2007 Income and Capital Gain Distributions
Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.
Record Date: December 17, 2007
Ex-Dividend Date: December 18, 2007
Payable Date: December 18, 2007
Reinvest Date: December 18, 2007
Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3
Income Distribution $0.0549 $0.3474 $0.2220
Short-Term Capital Gain $0.4069 $1.1241 $0.1598
Long-Term Capital Gain $3.1746 $4.9146 $0.3752
Total $3.6364 $6.3861 $0.7570
U.S. Government Obligations 1.23% 1.08% 0.15%
Dated 2/7/2008
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